UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant’s name into English)

17th Floor, 25 York Street,

Toronto, Ontario  M5J 2V5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                              .

This Current Report on Form 6-K, dated August 27, 2010, is specifically incorporated by reference into Kinross Gold Corporation’s Registration Statement on Form S-8 (Registration No. 333-141896), filed on April 4, 2007.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the purchase agreement dated August 11, 2010 filed with the Canadian regulatory authorities pursuant to which Kinross Gold Corporation sold its interest in the Diavik Diamond Mines joint venture to Harry Winston Diamond Corporation.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1         Purchase Agreement dated August 11, 2010 between Kinross Gold Corporation and Harry Winston Diamond Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Executive Vice-President & Chief Legal Officer

Date:  August 27, 2010